Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated February 15, 2021, with respect to the consolidated and combined statements of financial condition of Owl Rock Capital and subsidiaries (a carve-out business of Owl Rock Capital Group LLC) and Owl Rock Capital Securities LLC (collectively, the Company) as of December 31, 2020 and 2019, the related consolidated and combined statements of operations, changes in members’ capital (deficit), and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, included herein and to the reference to our firm in the first paragraph under the heading “Experts” in the prospectus.

/s/ KPMG LLP

New York, New York

June 17, 2021